March 28, 2005

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 0407
Washington, DC  20549

RE:	XETA Technologies, Inc.
Form 10-K for the fiscal year ended October 31, 2004
Filed January 19, 2005

Form 10-Q for the quarter ended January 31, 2005
File No. 000-16231

Dear Mr. Spirgel:

I am in receipt of your March 15, 2005 letter requesting certain additional information or explanation regarding our Annual Report on Form 10-K for the fiscal year ended October 31, 2004 and Form 10-Q for the quarter ended January 31, 2005.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments in its letter.  We have followed each comment with the Company’s response.

Form 10-K for the year ended October 31, 2004

Item 7.  Management’s Discussion and Analysis

Application of Critical Accounting Policies

                    Goodwill and Other Long-Lived Assets, page 19

Question 1:  We note your statement that you conduct annual goodwill impairment reviews immediately after the completion of the fiscal year.  In future filings, clarify the date at which you perform your goodwill impairment test.  Is it performed as of the end of each fiscal year or the beginning of the subsequent fiscal year?

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
March 28, 2005

Response 1: Our annual goodwill impairment evaluation is performed as of November 1 for the fiscal year just ended on October 31st.  In future filings, we will clarify this point.

Question 2:  Tell us how many reporting units you have and how you identified these reporting units under the guidance in SFAS 142.

Response 2:  We have three reporting units, Commercial Systems Sales (“Commercial”), Lodging Systems Sales (“Lodging”), and Installation and Services Revenues (“Services”).  These are also our operating segments, as determined under the guidance of SFAS 131.  These operating segments represent discrete operating activities of the Company which earn revenues and incur expenses.  The operating results of these operating segments are reviewed regularly by the Company’s chief operating decision maker, who is the Chief Executive Officer (“CEO”), to make decisions about each operating segment and how resources will be allocated to each segment.  Paragraph 30 of SFAS 142 specifies that a reporting unit is an operating segment, as that term is defined in SFAS 131, paragraph 10, or one level below an operating segment (referred to as a component).  There are no components of our operating segments that would constitute a business for which discrete financial information is available or for which segment management regularly reviews operating results.  In our Services operating segment, however, we do prepare internal departmental reports reflecting revenues and cost of goods sold for two of our departments, Installation and National Service Center.  While these reports are reviewed by the chief decision maker and segment management, decisions are primarily based on the departments as one unit due to significant sharing of personnel performing the services and other unit operating costs which are not reflected in the departmental reports.

As such, we have concluded that there are no components of our operating segments that constitute separate businesses and thus, our operating segments are our reporting units.

Question 3:  Describe for us in more detail how you determine the fair value of your reporting units in performing the first step of your goodwill impairment test.  Tell us why you subtracted bank debt from your net discounted cash flows in arriving at the fair value of the reporting units.  Clarify for us how you have defined bank debt and whether this amount includes only principal payments or principal and interest?  How have you allocated bank debt to each reporting unit?

Response 3:  Our past business combinations have related to our Commercial and Services reporting units, and as such, goodwill has been assigned only to those reporting units.  In accordance with SFAS 142, we determine the fair value of our Commercial and Services reporting units, and then compare that fair value to the carrying value of

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
March 28, 2005

each reporting unit to determine if the value of either reporting unit has been impaired.  Quoted market prices for these reporting units do not exist; therefore in accordance with SFAS 142, we base our determination of fair value by using, in our judgment, the best alternative information available.  To assist us in our determination of fair value, we engage an unrelated independent valuation consultant with expertise in this type of analysis.

For each reporting unit, we determine fair value using a discounted cash flow methodology.  Under this method, we develop a forecast of future cash flows by estimating future operating results, cost of capital, and residual value.  These cash flows are discounted to the valuation date.  We determined the discount rate separately for each reporting unit based on median and weighted average cost of capital indices for each industry.    The discounted value represents the value of the cash flows available to both debt and equity holders.  Therefore it is appropriate to subtract the present value of interest-bearing liabilities to determine the fair value of the reporting unit under the income approach just as these debt balances were also subtracted to calculate the carrying value of each unit.  Debt was allocated to each reporting unit based on the weighted average allocation of goodwill to each reporting unit at the time of each acquisition.

For a reasonableness test, we also compute a fair value of each reporting unit using the guideline public company method.  Under this market approach, comparable public companies are identified and market values are computed for each reporting unit using generally accepted valuation techniques.

Note 1 – Business and Summary of Significant Accounting Policies

          Segment Information, page F-9

Question 4:  We note that you have three reportable segments.  If you have aggregated several operating segments into one reportable segment, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

Response 4:  As previously noted in Response 2, we have three operating segments: Commercial, Lodging Systems Sales (“Lodging”), and Services, which are also our reportable segments.  There are no other operating segments that have been aggregated with other operating segments into one of these reportable segments.

Note 8 – Credit Agreements, page F-16

Question 5:  We note your statement that, at October 31, 2004, you were either in compliance with the covenants of the credit facility or had received the appropriate waivers from your bank.  Clarify this statement and tell us how you applied the guidance in SFAS 78 and EITF 86-30 in determining that classification of the debt as non-current was appropriate.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
March 28, 2005

Response 5:  Our credit facility contains several covenants including tangible net worth requirements, limitations on the amount of funded debt to annual earnings before interest; taxes, depreciation and amortization; limitations on annual capital spending; and debt service coverage requirements.  At October 31, 2004, we were in compliance with all of the covenants except that we had exceeded the limitation on annual capital expenditures.  Our bank provided a waiver regarding this covenant requirement.

Under the guidance provided in SFAS 78 and EITF 86-30, it was appropriate to classify as non-current that portion of our debt which was not due within the next twelve months because we expect to be, and it is probable that we will be,  in compliance with this annual capital spending covenant on October 31, 2005.

Note 15 – Contingencies

          Litigation, page F-21

Question 6:  You disclose that you have a loss contingency recorded related to the litigation brought about by the Software & Information Industry Association.  Tell us and disclose, in future filings, the amount of the accrued contingency and where it is recorded on your balance sheet.  In addition, we note at page 14 that you accrued a contingent liability in 2003 and partially reversed the contingency in 2004.  Tell us and disclose the amounts of the original accrual and subsequent reversal.

Response 6:  The accrued loss contingency related to the litigation with the Software & Information Industry Association (“SIIA”) is recorded as a current accrued liability in our financial statements.  SFAS 5, paragraph 9, states that in some circumstances, disclosure of the amount accrued may be necessary for the financial statements not to be misleading.[Emphasis added]  The amount of the accrual is not material to our financial statements; therefore the amount has not been disclosed.  Furthermore, disclosure of the amount accrued would clearly prejudice any settlement negotiations.  Such negotiations have recently accelerated and we continue to believe our contingency accrual is appropriate.  In our future filings, we will affirmatively state that the amount accrued is immaterial to our financial statements and will provide an update on the status of this matter, including changes in the status of settlement negotiations as appropriate.  We will disclose the amount of our contingency accrual if such disclosure is necessary so as to not make our financial statements misleading.

The disclosure of the accrued contingent liability in 2003 and its subsequent partial reversal in 2004 also relate to the SIIA matter.  These amounts were not disclosed as neither were material to our financial statements.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
March 28, 2005

Item 9A.  Controls and Procedures, page 26

Question 7:  We note the conclusions of your CEO and CFO about the effectiveness of the company’s disclosure controls and procedures.  As currently drafted, those conclusions do not focus on the entire scope of the disclosure controls and procedures, found in Rule 13a-15(3) under the Securities Exchange Act of 1934.  Your statement does not indicate whether your disclosure controls and procedures were effective, as of December 31, 2003, to ensure that material information was communicated to the CEO and CFO “as appropriate to allow timely decisions” about required disclosure.  Please supplementally confirm that your disclosure controls and procedures were effective to ensure this.  Alternatively, you may simply conclude that the company’s disclosure controls and procedures were effective.  This comment is also addressed to your Form 10-Q for the quarter ended January 31, 2005.  In addition, please comply with this comment in all future periodic reports.

Response 7:  We additionally confirm that as of October 31, 2004, and as of January 31, 2005, our disclosure controls and procedures were effective to ensure that material information was communicated to our Chief Executive Officer and Chief Financial Officer as appropriate to allow them to make timely decisions regarding any required disclosures.

Our future filings will address the entire scope of disclosure controls and procedures as found in Rule 13a-15(3) under the Securities Exchange Act of 1934.

Question 8:  Please note that Item 308(c) requests disclosure of any changes (not just significant changes) in a company’s internal control over financial reporting occurring during the last quarter (not subsequent to the date of the evaluation) that have materially affected (not significantly affected) or are reasonably likely to materially affect, the company’s internal control over financial reporting.  Please supplementally confirm that there were no changes in your internal controls over financial reporting that materially affected, or were reasonably likely to materially affect, the company’s internal control over financial reporting.  This comment is also addressed to your Form 10-Q for the quarter ended January 31, 2005.  In addition, please comply with this comment in all future periodical reports.

Response 8:  We additionally confirm that there were no changes in our internal controls over financial reporting during our fourth fiscal quarter ended October 31, 2004 or during our first fiscal quarter ended January 31, 2005 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Our future filings will comply with the requirements of Item 308(c).

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
March 28, 2005

In responding to your comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional explanations, please contact me at 918.664.8200 or robert.wagner@xeta.com.

Sincerely,

/s/ ROBERT B. WAGNER

Chief Financial Officer